Exhibit 1 Third Point’s press release dated May 7, 2012

FOR IMMEDIATE RELEASE

THIRD POINT LLC LETTER TO YAHOO! (NASD: YHOO) BEGINS PROCESS UNDER DELAWARE LAW TO OBTAIN BOOKS AND RECORDS RELATING TO CEO SCOTT THOMPSON AND NEW DIRECTORS’ VETTING PROCESSES

NEW YORK, NEW YORK, MAY 7, 2012 – Third Point LLC sent Yahoo! a demand today pursuant to Section 220(b) of the Delaware General Corporation Law to inspect books and records relating to the hiring of CEO Scott Thompson, the appointment of Patti Hart to the Yahoo! Board, and the selection of Board Members Peter Liguori, John Hayes, Thomas McInerney, Maynard Webb, Jr., and Fred Amoroso. A copy of Third Point’s demand is attached.

Third Point believes that Yahoo! shareholders and employees will be best served if the Board accepts responsibility quickly for this latest debacle. If the Directors are truly interested in “working in a constructive manner with Third Point”, they should provide answers promptly. We believe that this internal investigation by this Board must not be conducted behind a veil of secrecy and shareholders deserve total transparency.

About Third Point LLC: Third Point LLC is an SEC-registered investment adviser headquartered in New York, managing $9.0 billion in assets. Founded in 1995, Third Point follows an event-driven approach to investing globally.

Contact:
Third Point LLC
Elissa Doyle, Managing Director
212.715.4907 or edoyle@thirdpoint.com

Third Point and the other Participants (defined below) have filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement and accompanying proxy card in connection with its solicitation of proxies for the election of Mr. Daniel S. Loeb, Mr. Harry J. Wilson, Mr. Michael J. Wolf and Mr. Jeffrey A. Zucker at the Company’s 2012 Annual Meeting of Shareholders (the “Annual Meeting”).

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT, THE DEFINITIVE PROXY STATEMENT, THE ACCOMPANYING PROXY CARDS AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THIRD POINT, DANIEL S. LOEB, THIRD POINT OFFSHORE MASTER FUND L.P., THIRD POINT ULTRA MASTER FUND L.P., THIRD POINT PARTNERS L.P., THIRD POINT PARTNERS QUALIFIED L.P., THIRD POINT REINSURANCE COMPANY LTD., LYXOR/THIRD POINT FUND LIMITED, DBX-RISK ARBITRAGE 11 FUND, HARRY J. WILSON, MICHAEL J. WOLF AND JEFFREY A. ZUCKER (COLLECTIVELY, THE “PARTICIPANTS”), FROM THE SHAREHOLDERS OF THE COMPANY, FOR USE AT THE ANNUAL MEETING, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH MATERIALS WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC. AT ITS TOLL-FREE NUMBER (800) 322-2855 OR VIA EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

IMPORTANT INFORMATION RELATING TO THE ABOVE-NAMED PARTICIPANTS IN THIS PROXY SOLICITATION, INCLUDING THEIR DIRECT OR INDIRECT INTERESTS IN THE COMPANY, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT FILED BY THIRD POINT AND THE OTHER PARTICIPANTS WITH THE SEC ON MARCH 21, 2012, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT WILL BE AVAILABLE TO SHAREHOLDERS OF THE COMPANY AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC. AT ITS TOLL-FREE NUMBER (800) 322-2855 OR VIA EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

THIRD POINT PARTNERS QUALIFIED L.P.
THIRD POINT PARTNERS L.P.
THIRD POINT OFFSHORE MASTER FUND L.P.
THIRD POINT ULTRA MASTER FUND L.P.
c/o THIRD POINT LLC
390 PARK AVENUE
NEW YORK, NEW YORK 10022

May 7, 2012
By Federal Express and Hand Delivery Yahoo! Inc. c/o The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Re:	Demand for Inspection of Books and Records of Yahoo! Inc. (“Yahoo!” or the “Company”) Pursuant to Section 220(b) of the Delaware General Corporation Law

Dear Sirs:

Third Point LLC serves as the investment manager of Third Point Partners Qualified L.P. (“Partners Qualified”), Third Point Partners L.P. (“Partners”), Third Point Offshore Master Fund L.P. (“Offshore”), Third Point Ultra Master Fund L.P. (“Ultra” and, together with Partners Qualified, Partners and Offshore, the “Stockholders” or “Third Point”).  Each of the Stockholders is the registered and beneficial owner of 100 shares of Common Stock held through the Direct Registration System with Computershare Trust Company, N.A., the Company’s transfer agent, in Holder Account Numbers C0000246034 (Partners Qualified), C0000246042 (Partners), C0000246026 (Offshore) and C0000246018 (Ultra).  Copies of the Direct Registration Advices for these shares and the stock certificates are attached hereto as Exhibit A and reflect the names and business addresses of the Stockholders as they appear on the Company’s books.

Third Point hereby demands, under oath and pursuant to Section 220(b) of the Delaware General Corporation Law (“DGCL”), that Yahoo! make the books and records described below available for inspection and copying by Third Point or its duly authorized designees.  Third Point is demanding this information for the following purposes:

1.
To investigate wrongdoing or possible mismanagement by Yahoo!’s management and/or any member(s) or committee(s) of its Board of Directors (the “Board”) in connection with the hiring of Scott Thompson as the Chief Executive Officer of the Company and his appointment to the Board;

2.
To investigate wrongdoing or possible mismanagement by Yahoo!’s management and/or any member(s) or committee(s) of its Board in connection with the appointment of Peter Liguori, John Hayes, Thomas McInerney, Maynard Webb, Jr. and Fred Amoroso to the Yahoo! board rather than the nominees proposed by Third Point;

3.
To investigate wrongdoing or possible mismanagement by Yahoo!’s management and/or any member(s) or committee(s) of its Board in connection with the statements by Yahoo! on the afternoon of May 3 that the false filings about Mr. Thompson’s educational background were “inadvertent.”

4.	To determine whether Scott Thompson, Patti Hart, Peter Liguori, John Hayes, Maynard Webb, Jr., Fred Amoroso, and Thomas McInerney are suitable to serve as directors of Yahoo!;

5.
To facilitate communications with other stockholders concerning the matters identified in paragraphs 1 through 4 above, in connection with a proxy contest to replace the current board of directors with nominees proposed by Third Point.

Overview of Wrongdoing, Mismanagement and Corporate Governance Failures

In 2011, Yahoo! initiated a search for a new Chief Executive Officer after the prior CEO was terminated.  The Board formed a Search Committee, chaired by director Patti Hart to lead the process.  (Yahoo! Preliminary Proxy Statement filed on April 27, 2012 at Page 13)  The Search Committee, in turn, retained a nationally-recognized search firm to assist it in identifying and evaluating candidates.  (Id.)  Scott Thompson, then an employee with Paypal, a unit of ebay, reached out to the Search Committee, which allegedly met several times in 2011 to interview several candidates.  (Id.)  In January 2012, the Search Committee recommended that Mr. Thompson be hired as the Company’s CEO and the Company’s Nominating/Governance Committee (the “Nominating Committee”) recommended that Mr. Thompson be appointed to Yahoo!’s Board.  (Id.)

Since hiring Mr. Thompson, Yahoo!’s public filings– namely, Yahoo!’s 2011 annual report and the Preliminary Proxy Statement filed with the SEC on April 27, 2012 – as well as  public filings by Mr. Thompson’s prior employer (eBay/Paypal) from 2008 onwards disclosed that Mr. Thompson graduated with a degree in “accounting and computer science” from Stonehill College in 1979.  That statement was not true.  Mr. Thompson does not possess a degree in accounting and computer science.  Early in the afternoon of May 3, Third Point informed the Board of this fact, and demanded an investigation.   Within an hour or so, Yahoo! admitted that the statements about Mr. Thompson’s educational background were false, but described the falsities in Mr. Thompson’s educational background as an “inadvertent” error.   No other information has been provided by Yahoo! as to how it reached that conclusion, or whether the alleged inadvertence was by Yahoo!, Mr. Thompson or some other unidentified third person.  Later on May 3, Yahoo! amended its earlier “inadvertence” response, disclosing that it was commencing an investigation into the matter and would disclose the results to shareholders.  No explanation was provided as to why Yahoo! had decided to commence an investigation after its failed attempt to placate shareholders with its “inadvertent” error explanation.

Yahoo! has not explained how its Search Committee could hire a CEO without doing a rudimentary check on the applicant’s credentials – a check that would have quickly revealed that Mr. Thompson did not have a computer science degree, as disclosed in the public filings which Mr. Thompson had endorsed for years.

Similarly, Yahoo! has not explained how the Nominating Committee could recommend Mr. Thompson to the Board without doing a basic check which would have revealed that Mr. Thompson did not possess the “computer science” degree that he was representing to shareholders he possessed.  This is extremely disturbing given the Nominating Committee’s belief that “the minimum qualifications for service as a director of the Company are that a nominee possesses. . . an impeccable reputation of integrity and competence in his or her personal and professional activities.”  (Yahoo! Preliminary Proxy at Page 23)  Since the revelation that Mr. Thompson does not possess a computer science degree, leading corporate governance experts have made it crystal clear that the consequences of such blatant wrongdoing should be very severe:

➢
“If Thompson fudged his education he should be fired, and questions should be asked of board member Patti Hart, who led the search committee that picked Thompson, some experts said. ‘Sadly for Yahoo and its investors, I think the board has no choice but to terminate the CEO unless it can clearly be shown that someone else made the error,’ said Kirk Hanson, executive director of the Markkula Center for Applied Ethics at Santa Clara University.”  See Yahoo Confirms CEO’s Education Misstated, Will Launch Probe, San Jose Mercury News, May 4, 2012.

➢
Jeffrey Sonnenfeld, Professor of Leadership at Yale University’s School of Management stated: “At a minimum, they [the Board] need to do an investigation to see if there are any other misrepresentations. . . [the SEC filing] is a misrepresentation to investors, getting people to buy into your technology based on credentials you don’t have . . . He [Thompson] went after the search committee. He’s put his resume together. It’s not like somebody got confused in a Wikipedia entry or something.”  Id.

➢
"It is so clear-cut whether one has a degree or not that it is a deliberate lie and the only reason to do it is to misrepresent yourself," said Janice Bellace, professor of legal studies and business ethics at the Wharton School at the University of Pennsylvania. "The board should certainly be looking at his capacity to lead the company and the example he sets for others in the company."  Yahoo Board Reviews CEO Record as Investor Seeks Thompson Firing, at http://www.sfgate.com/cgi-bin/article.cgi?f=/g/a/2012/05/04/bloomberg_articlesM3GNG10YHQ0Z01-M3IDS.DTL#ixzz1tvpgpmJWI

➢
“If he lied about anything, that’s a problem,” said Santa Clara University law professor Stephen Diamond in a phone interview. “It’s the lack of honesty that is likely to sink him as CEO.”  He added: “I don’t see how he can survive this. ... If the board were to ask me for advice, I’d tell them to ask Mr. Thompson for his resignation. If he doesn’t give it to you, I’d fire him.”  Yahoo CEO ‘error’ is Very Serious, Experts Say, Marketwatch,  May 4, 2012.

➢
Vivek Wadhwa, a fellow at Stanford University’s Rock Center for Corporate Governance, underscored this, saying: “You can’t lie about anything if you’re a public company. … If one of [Thompson’s] employees had lied like this, he or she would have been fired in a heartbeat.” Yahoo Faces Mounting Pressure Over CEO's inaccurate Résumé, San Jose Mercury News, May 4, 2012

➢
Charles Elson, director of the Weinberg Center for Corporate Governance at the University of Delaware also said that “it’s hard for a board to rely on someone going forward who has made that kind of misstatement.” (Id.)

➢
Legendary investor Warren Buffett stated on CNBC on May 7, 2012 that “it doesn't sound like an inadvertent error. If I thought as a director, if I thought that an officer had consistently misstated some fact to me, I think I’d probably do something about it. . . . We had something like that one time. If you can't trust the people you're working with, you've got a problem.”

Yahoo!’s failure of process is especially damning given the Nominating Committee’s summary rejection of all but one of the candidates that Third Point has proposed be appointed to the Board, thus forcing a wasteful proxy contest at the 2012 annual meeting.  In addition to repeating the false statement about Mr. Thompson’s academic record, Yahoo!’s Preliminary Proxy Statement makes the astonishing statement that “the board continues to believe that Mr. Loeb himself does not bring the relevant skill set and experience to the board, particularly in comparison to the candidates selected by the board.”  Third Point’s nominees are highly qualified individuals with a proven track record in finance, government and media and are unquestionably qualified to be directors of Yahoo!  Instead, the Nominating Committee decided to recommend three individuals -- Messrs. Liguori, Hayes and McInerney – to the Board (in addition to appointing Maynard Webb, Jr, and Fred Amoroso on February 7, 2012).

We believe the decision to reject Third Point’s nominees was pretextual and not made in good faith.  As shown above, it appears the Nominating Committee would rather recommend an individual to the Yahoo! Board who submitted a false resume than the highly qualified individuals nominated by Third Point.  The failure to detect the easily-discoverable inaccuracies in Mr. Thompson’s resume creates significant doubt as to the thoroughness of the entire board nomination process and, ultimately, the suitability of Messrs. Liguori, Hayes, McInerney, Webb and Amoroso to serve on the Board.

The inaccuracies in Mr. Thompson’s educational background are not isolated.  Ms. Hart, a member of the Nominating Committee and the chair of the Search Committee herself has exaggerated her academic background.  Yahoo!’s Form 10-K filed discloses that Ms. Hart holds a “Bachelor’s degree in marketing and economics” from Illinois State University.  However, Ms. Hart’s degree is in Business Administration. Ms. Hart received a degree in neither Marketing nor Economics, (although we understand that she may have taken a small number of courses – not enough for even a minor degree – in each).1

The time period covered by this demand is from September 1, 2011 through the present (except for Requests Nos 12 and 13 identified below as to which the time period is March 1, 2010 through the present).  Third Point has already executed a confidentiality agreement with terms reasonably satisfactory to Third Point and the Company in connection with a request for a shareholder list and will abide by the terms of that agreement.

The Books and Records to be made available for inspection and copying are as follows:

1.
A copy of all materials provided by Scott Thompson (including any job application forms, curriculum vitae, offer letters (whether or not executed), or employment agreements (whether or not executed) in connection with Mr. Thompson’s employment with Yahoo! or appointment to the Board.

2.
Any communications between Mr. Thompson and (i) the Search Committee concerning Mr. Thompson’s prospective employment with Yahoo!, or (ii) the Nominating Committee concerning Mr. Thompson’s candidacy to the Yahoo! Board.

3.
Any reports, background checks, or other materials commissioned by the Company, the Board or any committee thereof, concerning the employment of Mr. Thompson by Yahoo! (including, specifically, the background check referred to in the offer letter to Scott Thompson dated January 3, 2012);

4.	Any minutes, or notes, of any meetings at which Mr. Thompson’s employment by Yahoo! or candidacy to the Board was discussed, including but not limited to, interviews of Mr. Thompson;

_______________________

1A press release from U.S. Sprint in 1991 stated that Ms. Hart (then Ms. Manuel), recently appointed as Vice President of Great Lakes Area Business Market Group, “received her B.S. in business administration from Illinois State University.”  However, a press release from Sprint Long Distance in 1998 stated that Ms. Hart “has a bachelor’s degree in marketing and economics from Illinois State University”. All references we found to Ms. Hart’s educational background, dating after 1998, used the same language contained in the 1998 press release.

5.	Any documents generated by the “nationally recognized search firm” (See Yahoo! Preliminary Proxy at 13) concerning Mr. Thompson;

6.
All communications between Timothy Morse and (i) any third party, or (ii) any director of Yahoo! concerning Mr. Thompson’s (a) appointment to the Board, or (b) employment by Yahoo!, or (c) academic credentials.

7.	Any D&O questionnaires completed by Mr. Thompson prior to Yahoo!’s filing of its 2011 Form 10-K or the Preliminary Proxy Statement filed with the SEC on April 27, 2012;

8.
Any documents supporting Yahoo!’s emailed statement on May 3, 2012 that the filings containing Mr. Thompson’s false academic credentials was an “inadvertent error,” including but not limited to, the efforts undertaken to verify that conclusion prior to its public dissemination;

9.
All documents, including interview memoranda and all supporting materials, relating to the review that Yahoo! announced late on May 3, 2012 into the allegations that Mr. Thompson falsified his academic credentials (hereinafter the “May 3 Review”);

10.
All documents sufficient to show (a) the mandate of the May 3 Review, (b) the identity of the directors or other individuals overseeing the May 3 Review, (c) the outside advisors, if any, retained to conduct the May 3 Review;

11.	All documents concerning the decision not to (a) terminate Mr. Thompson’s employment, or (b) seek Ms. Hart’s resignation from the Board;

12.	All documents, including any interview notes or memoranda, background checks or reports, concerning the appointment of Patti S. Hart to the Board;

13.	All documents provided by Ms. Hart to the Board in connection with her appointment to, and continued service on, the Board, including but not limited to any D&O questionnaires completed by Ms. Hart;

14.
Any reports, background checks, or other materials commissioned by the Company, the Board or any committee thereof, concerning (i) any of the Third Point nominees to the Board, or (ii) Messrs. Liguori, Hayes, McInerney, Webb or Amoroso;

15.	Any minutes, or notes, of any meetings at which the candidacy to the Board of the Third Point nominees or Messrs. Liguori, Hayes, McInerney, Webb or Amoroso was discussed;

16.	All memos or notes of interviews of potential candidates for the Yahoo Board.

Third Point hereby designates attorneys with the firm of Willkie Farr & Gallagher LLP and Bouchard Margules & Friedlander, P.A. as its agents for the inspection and copying requested herein.  If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please immediately notify in writing Tariq Mundiya, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019-6009, tmundiya@willkie.com, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Third Point will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL and that the Company will immediately produce all of the requested Books and Records.  Third Point hereby reserves the right to withdraw or modify this demand.

Please advise as promptly as practicable where and when the items demanded above will be made available.  If the Company has not responded within five business days of the date of this demand, Third Point will assume the Company does not intend to comply and will proceed accordingly.

I affirm the foregoing statements to be true to the fullest extent of my knowledge and belief under penalty of perjury under the laws of the United States or any State.

_________________________________
THIRD POINT PARTNERS QUALIFIED L.P.

By: Third Point LLC, its investment manager

By:    /s/ Josh Targoff
Josh Targoff
Chief Operating Officer and General Counsel

THIRD POINT PARTNERS L.P.

By: Third Point LLC, its investment manager

By:    /s/ Josh Targoff
Josh Targoff
Chief Operating Officer and General Counsel

THIRD POINT OFFSHORE MASTER FUND L.P.

By: Third Point LLC, its investment manager

By:    /s/ Josh Targoff
Josh Targoff
Chief Operating Officer and General Counsel

THIRD POINT ULTRA MASTER FUND L.P.

By: Third Point LLC, its investment manager

By:          /s/ Josh Targoff
Josh Targoff
Chief Operating Officer and General Counsel

SWORN TO and SUBSCRIBED before me
this 7th day of May 2012.

_________________
Notary Public